

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 13, 2016

<u>Via E-mail</u>
Mr. Nelson E. Rowe
Vice President & Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, TX 77002

> **Re: KBR, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-33146**

Dear Mr. Rowe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction